As filed with the Securities and Exchange Commission on September 1, 2006

Registration File No. 333-75152

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM SB-2/A Post-Effective Amendment No. 1

REGISTRATION STATEMENT

UNDER THE

SECURITIES ACT OF 1933

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CORNERSTONE MINISTRIES INVESTMENTS, INC.

(Name of Small Business Issuer in Its Charter)

6531

(Primary Standard Industrial Classification Code Number)

Georgia (State of Jurisdiction of Incorporation or Organization)	2450 Atlanta Highway, Suite 904 Cumming, Georgia 30040 (678) 455-1100 (Address, and Telephone Number of Principal Executive Offices and Principal Place of Business)	58-2232313 (I.R.S. Employer Identification Number)
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Copy to:

Michael P. Marshall, Jr., Esq.

Miller & Martin PLLC

1170 Peachtree Street, N.E., Suite 800

Atlanta, Georgia 30309-7649

(404) 962-6442

(Name, Address, and Telephone Number of Agent for Service)

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APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [ ] _____________.

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [ ] _____________.

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [X ] 333-75152.

If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.
[ ] _____________.

CALCULATION OF REGISTRATION FEE

Title of Each Class Of Securities To Be Registered	Dollar Amount To Be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock	$ 2,112,500	$ 6.50	$ 2,112,500	$ 504.89(1)
Series C Certificates of Indebtedness	$16,000,000	$500.00	$16,000,000	$ 3,824(1)

(1)  Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Securities laws require that registration statements covering debt securities contain information necessary to determine that the trustee under the applicable indenture is eligible to serve as a trustee under the Trust Indenture Act of 1939.  This is accomplished by filing a Form T-1 as an exhibit to the registration statement.  We recently learned that the Form T-1 that we filed for our Series C offering was missing certain exhibits.  In addition, it was incorporated by reference to a previously filed Form T-1, which is not permitted since the Form T-1 requires current information.  This post-effective amendment is being filed for the sole purpose of adding an updated Form T-1 as exhibit 25.

Part II

Information not required in prospectus

Item 27.  Exhibits.

Exhibit

Number

Description

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25

Form T-1 of Trinity Trust Company

Signatures

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Cumming, State of Georgia on September 1, 2006.

                                           CORNERSTONE MINISTRIES INVESTMENTS, INC.

By:    /s/ Cecil A. Brooks

                 Cecil A. Brooks, Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Power of attorney

KNOWN ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Cecil A. Brooks and John T. Ottinger, Jr., and each of them acting individually, as his attorney-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said registration statement.

Name	Position	Date
/s/ Cecil A. Brooks Cecil A. Brooks	Chief Executive Officer and Chairman	September 1, 2006
/s/ John T. Ottinger, Jr. John T. Ottinger, Jr.	Vice President; Chief Operating Officer; Secretary; Treasurer; Director (Principal Accounting and Financial Officer)	September 1, 2006
/s/ Henry R. Darden* Henry R. Darden	Director	September 1, 2006
/s/ Theodore R. Fox* Theodore R. Fox	Director	September 1, 2006
/s/ Jack Wehmiller Jack Wehmiller	Director	September 1, 2006
/s/ Irving B. Wicker* Irving B. Wicker	Director	September 1, 2006
Barbara Byrd	Director	September 1, 2006
Glen R. Trematore	Director	September 1, 2006
John M. Nix	Director	September 1, 2006
/s/ Jayme Sickert* Jayme Sickert	Director	September 1, 2006

* By John T. Ottinger, Jr., as

Attorney-in-Fact

Index of Exhibits

Exhibit

Number

Description

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25

Form T-1 of Trinity Trust Company